Exhibit 99.18

CONSENT OF DRA AMERICAS INC.

March 30, 2022

VIA EDGAR

United States Securities and Exchange Commission

Re:	Nouveau Monde Graphite Inc. (the “Company”)

Annual Report on Form 40-F of the Company for the year ended December 31, 2021 (the “Form 40-F)

DRA Americas Inc. (“DRA”) hereby consents to the use of its name in connection with reference to its involvement in the preparation of the following technical report (the “Technical Report”):

•	Technical Report titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Property” with an effective date as of July 10, 2018 and an issue date as of December 10, 2018 and to references to the Technical Report, or portions thereof, in the Form 40-F and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to us in the Form 40-F. This consent extends to the Form 40-F in connection with the Technical Report and the Company’s Annual Information Form for the fiscal year ended December 31, 2021 (the “AIF”).

DRA also hereby consents to the use of its name in connection with reference to its involvement in the preparation of the Technical Report, to references to the Technical Report, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to it in the registration statement (No. 333-256340) on Form F-10. This consent extends to the Form F-10 in connection with the Technical Report and the AIF.

/s/ Daniel Gagnon
Daniel Gagnon, P.Eng.
Senior Vice President Mining, Geology, and Montreal Operations
DRA Americas Inc.